EXHIBIT 99.1

FOR FURTHER INFORMATION:

AT LJI:	AT INVESTOR RELATIONS INTL:
Betty Ho	Haris Tajyar
Vice President, Corporate Development	Managing Partner
Ph: 011-852-2170-0001	Ph: 818-382-9702
betty@ljintl.com	htajyar@irintl.com

FOR IMMEDIATE RELEASE
JANUARY 31, 2005

LJ INTERNATIONAL TO PRESENT AT ROTH CAPITAL INVESTOR
CONFERENCE FROM FEBRUARY 21st-23rd

HONG KONG and LOS ANGELES, CA January 31, 2005 — LJ International, Inc. (LJI) (Nasdaq: JADE), one of the fastest-growing jewelry companies in the world, today announced that it will be one of the featured companies at Roth Capital Partners’ 17th Annual Institutional Investor Conference, to be held in Dana Point, California, February 21 through 23, 2005. The Company will present at 8:30 a.m. Pacific Time on February 23rd. To schedule a one-on-one meeting with the Company, please contact Haris Tajyar at 818-382-9700 or via email at htajyar@irintl.com.

The Roth conference will offer presentations by more than 200 leading publicly-traded companies in diverse industries. The event will be held at the St. Regis Monarch Beach Resort and Spa located at One Monarch Beach Resort, Dana Point, California, 92629 with leading institutional investors expected to attend and others following by Web cast. You can contact the St. Regis at (800) 722-1543.

“We are looking forward to presenting our story to the hundreds of institutional investors that will be attending the Roth Capital conference. Our appearance will be particularly timely as it comes just as we are expanding our China retail operations, a move that we expect to lead to accelerating sales and earnings growth for the Company in 2005 and beyond,” said LJI Chairman and CEO Yu Chuan Yih.

In the Company’s most recent reporting quarter, ending September 30, 2004, LJI’s revenue totaled $21.6 million, a 28% increase from third quarter of 2003. Earnings per fully diluted share rose 29%, to $0.09. The Company announced that it expected sales for all of 2004 to total between $68 million and $70 million, representing an increase of between17% to 21% over 2003.

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If you would like to be added to LJI’s investor email lists please contact Haris Tajyar with Investor Relations International at htajyar@irintl.com.

About Roth Capital Partners

Roth Capital Partners, LLC, is a full service investment bank serving corporate, and institutional clients throughout the world. Based in Newport Beach, Calif. and with offices in strategic locations in the Western U.S., it offers a wide array of investment banking services including: initial public offerings, follow-ons, PIPEs, private placements, mergers and acquisitions, investment research, and institutional sales and trading. The firm is perhaps best known for finding, funding and fostering the growth of emerging companies. Visit the Roth Capital Partners website at www.rothcp.com.

About LJ International

LJ International, Inc., (LJI) is a publicly-owned company, based in Hong Kong and the U.S., engaged in designing, branding, marketing and distributing a full range of fine jewelry. It has built its global business, currently one of the fastest-growing in the jewelry industry, on a vertical integration strategy and an unwavering commitment to quality and service. LJI distributes to fine jewelers, department stores, national jewelry chains and electronic and specialty retailers throughout North America and Western Europe, with a growing retail presence in China through stores and e-shopping sites. Its product lines incorporate all major categories sought by major retailers, including earrings, necklaces, pendants, rings and bracelets. It trades on the NASDAQ National Market under the symbol JADE.

For more information on LJI, go to its Web Site at http://www.ljintl.com.

Forward looking statement: Except for the historical information, the matters discussed in this news release may contain forward-looking statements, including, but not limited to, factors relating to future sales. These forward-looking statements may involve a number of risks and uncertainties. Actual results may vary significantly based on a number of factors, including, but not limited to, uncertainties in product demand, the impact of competitive products and pricing, changing economic conditions around the world, release and sales of new products and other risk factors detailed in the company’s most recent annual report and other filings with the Securities and Exchange Commission.

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